Mail Stop 3561

      							August 18, 2006


Mr. Charles H. Turner
Executive Vice President, Finance
Pier 1 Imports, Inc.
100 Pier 1 Place
Forth Worth, TX  76102

	Re:	Pier 1 Imports, Inc.
		Form 10-K for the Year ended February 25, 2006
		File Number 1-07832


Dear Mr. Turner:

      We have reviewed your supplemental response letter dated
August
8, 2006 as well as your filing and have the following comments.
As
noted in our comment letter dated July 25,2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended February 25, 2006

Gift cards, page 31

1. We note your response to prior comment 1 in our letter dated
July
25, 2006 and that your gift cards do not have a stated expiration policy. Please advise us whether or not your gift cards are subject to state escheatment. In this regard, if escheatment does apply, a liability should generally be maintained for the full statutory amount of the escheat obligation.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369, or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 if you have any other questions.


								Sincerely,



								Michael Moran
								Accounting Branch Chief


Mr. Charles Turner
Pier 1 Imports, Inc.
August 18, 2006
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